UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The PNC Financial Services Group, Inc.
Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2006 and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 20, 2007

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
(Amounts in thousands)

	2006	2005
ASSETS:		
Investments at fair value:		
Common stock	$ 617,529	$ 627,549
Mutual funds	634,079	523,228
ISP Profile Funds/Collective Funds	227,219	204,076
Participant loans	29,408	29,798
Total investments	1,508,235	1,384,651
TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,508,235	1,384,651
Adjustments from fair value to contract value for fully benefit responsive investment contracts	278	397
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,508,513	$ 1,385,048

See notes to financial statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in thousands)

	2006	2005
ADDITIONS:		
Investment income:		
Interest and dividends	$ 48,929	$ 37,441
Net appreciation in fair value of investments	191,320	81,418
Total investment income	240,249	118,859
Contributions:		
Employer	47,487	44,826
Employee	69,691	64,853
Rollover	5,311	5,092
Total contributions	122,489	114,771
DEDUCTIONS:		
Payments to participants or beneficiaries	(119,747)	(100,812)
Administrative expenses	(664)	(625)
Total deductions	(120,411)	(101,437)
OTHER:		
Net transfers (from) to plan	(118,862)	31,667
INCREASE IN NET ASSETS	123,465	163,860
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	1,385,048	1,221,188
End of year	$ 1,508,513	$ 1,385,048

See notes to financial statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF THE PLAN

The following description of The PNC Financial Services Group, Inc. Incentive Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document, the Summary Plan Description, or the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc. ("PNC") is the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all eligible employees of PNC and certain subsidiaries, other than those Hilliard Lyons, Inc. and PFPC, Inc. employees covered by separate plans. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by an Administrative Committee (the "Administrative Committee") appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("Code") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation for any pay period on a pre-tax basis under Section 401(k) of the Code. PNC matches all or part of an employee's contributions for each pay period in which the employee contributes. The amount of the match is 100% of employee contributions up to 6% of eligible compensation for each pay period which the employee contributes, subject to Code limitations. The terms of the Plan require employer matching contributions to be invested in PNC common stock, except for participants who have exercised their diversification election rights to have their employer matching portions invested in other investments available under the Plan (see below for a more detailed description of diversification election rights). Participants are immediately fully vested in their balances, including the employer matching contributions. The Plan also permits participants to transfer contributions into the Plan from another qualified plan. Such transfers are reflected in the Plan's financial statements as rollover contributions.

Effective November 22, 2005, the Plan was amended to provide all participants the ability to diversify the employer matching contribution portion of their Plan account invested in shares of PNC common stock into other investments available within the Plan. Prior to this amendment, only participants age 50 or older were permitted to exercise this diversification option. Participants who are age 50 or older can choose to have their future employer matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their employer matching contributions automatically invested in PNC common stock.

The Plan also allowed participants age 50 or older to contribute up to an additional $5,000 for 2006 and $4,000 for 2005 of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions are not eligible for matching contributions.

All shares of PNC common stock held by the Plan are designated as held by the Employee Stock Ownership Plan. The Plan allows participants to make an annual election either to receive any dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such dividends reinvested in PNC common stock within the Plan, as the case may be.

The Plan's loan feature allows participants to borrow against their Plan account balances in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates— The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ, perhaps materially, from those estimates.

Investment Valuation— The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Participation units in the ISP Profile Funds, collective funds, and mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Risks and Uncertainties— The Plan utilizes various investment instruments including investments in mutual funds, common stock, ISP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits— Benefits are recorded when paid.

Administrative Expenses— Expenses are either paid by the Plan or by PNC, as provided by the Plan document.

Transfers—Along with the Plan, PNC also sponsors separate plans for Hilliard Lyons, Inc. and PFPC Inc. If participants become employed by another of these entities during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2006 and 2005, Plan transfers existed and were reflected as a component of transfers to and from the Plan within the statements of changes in net assets available for benefits.

Adoption of New Accounting Guidance— The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

Reclassifications— Certain amounts for 2005 have been reclassified to be consistent with the 2006 presentation. These reclassifications had no impact on the previously reported increase in net assets or net assets available for benefits.

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

PNC Bank, National Association is the Plan's trustee and also provides recordkeeping and other administrative services. Fees paid by the Plan for the administrative services were $664,437 and $624,785 for the years ended December 31, 2006 and 2005, respectively. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various ISP Profile Funds, in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund Z, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including PFPC Worldwide, Inc. and its affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The BlackRock Funds are managed by BlackRock, Inc. ("BlackRock") and its affiliates, and PNC has an ownership interest in BlackRock of approximately 34% at December 31, 2006. The Plan held an investment in PNC common stock with a fair value of $609.6 million and $585.3 million at December 31, 2006 and 2005, respectively. Additionally, the Plan held an investment in common stock of BlackRock, having respective fair values of $7.9 million and $42.2 million at December 31, 2006 and 2005. The Plan has not considered PNC or BlackRock contributions to the Plan or benefits paid by the Plan to participants to be party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2006 and 2005:

(Amounts in thousands)

	2006		2005	
American Beacon Funds Small Cap Value Fund (1)	$ 52,324		$ 46,640	
American Funds EuroPacific Growth Fund / R5	62,959		35,068	
BlackRock Funds Total Return II Fund BR (2)	71,933		72,441	*
BlackRock Funds High Yield Bond Fund BR	11,651		8,464	
BlackRock Funds Mid-Cap Growth Equity Fund	19,798		18,803	
BlackRock Funds Small Cap Growth Equity Fund	27,863		25,119	
BlackRock Inc. Common Stock Fund	7,895		42,193	
BlackRock Liquidity Funds Temp Fund	82,369	*	73,714	*
CRM Mid Cap Value Fund	40,920		28,782	
Dodge & Cox Stock Fund	129,440	*	91,210	*
Harbor Funds Capital Appreciation Fund	34,479		31,256	
ISP Aggressive Profile Fund	141,378	*	133,724	*
ISP Conservative Profile Fund	11,065		9,093	
ISP Moderate Profile Fund	30,072		24,321	
Participant Loans	29,408		29,798	
The PNC Financial Services Group, Inc. Common Stock Fund	609,632	*	585,354	*
The PNC Financial Services Group, Inc. Preferred Stock Fund	2		2	
PNC Investment Contract Fund (3)	-		36,938	
PNC Investment Contract Fund Z (3)	44,703		-	
Vanguard Institutional Index Fund	100,344	*	91,731	*
	$ 1,508,235		$ 1,384,651	

* These investments exceed 5% of net assets available for benefits at December 31, 2006 and 2005.

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) On October 2, 2006, the BlackRock Core Bond Total Return Fund (BlackRock class) name was changed to BlackRock Total Return II (BlackRock class).

(3) Effective March 20, 2006, the PNC Investment Contract Fund was replaced by the PNC Investment Contract Fund Z.

The following table presents the components of net appreciation by investment fund for the years ended December 31, 2006 and 2005:

(Amounts in thousands)

	2006	2005
American Beacon Funds Small Cap Value Fund (1)	$ 2,798	$ 237
American Funds EuroPacific Growth Fund / R5	5,740	3,587
BlackRock Funds Total Return II Fund BR (2)	(133)	(1,818)
BlackRock Funds High Yield Bond Fund BR	375	(422)
BlackRock Funds Mid-Cap Growth Equity Fund	1,060	1,462
BlackRock Funds Small Cap Growth Equity Fund	4,535	1,531
BlackRock Inc. Common Stock Fund	14,557	11,555
BlackRock Liquidity Funds Temp Fund	7	(7)
CRM Mid Cap Value Fund	3,191	939
Dodge & Cox Stock Fund	12,097	4,225
Harbor Funds Capital Appreciation Fund	544	3,421
ISP Aggressive Profile Fund	22,041	10,532
ISP Conservative Profile Fund	876	373
ISP Moderate Profile Fund	3,321	1,447
The PNC Financial Services Group, Inc. Common Stock Fund	105,808	40,453
The PNC Financial Services Group, Inc. Preferred Stock Fund	1	1
PNC Investment Contract Fund (3)	377	1,248
PNC Investment Contract Fund Z (3)	1,699	
Vanguard Institutional Index Fund	12,426	2,654
	$ 191,320	$ 81,418

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) On October 2, 2006, the BlackRock Core Bond Total Return Fund (BlackRock class) name was changed to BlackRock Total Return II (BlackRock class).

(3) Effective March 20, 2006, the PNC Investment Contract Fund was replaced by the PNC Investment Contract Fund Z.

Nonparticipant - Directed Investments— Effective November 22, 2005, the Plan was amended to provide all participants with the option of investing employer matching contributions made in the form of PNC common stock in any of the investment options offered by the Plan.

Effective January 20, 2006 the Plan was amended to provide BlackRock participants the ability to diversify the employer matching contribution portion of their Plan account invested in shares of BlackRock Class A common stock into other investments available within the Plan. Prior to this amendment, only BlackRock participants age 50 or older were permitted to exercise this diversification option.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PNC and Plan Management believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. OTHER MATTERS

In August 2002, the United States Department of Labor began a formal investigation of the Administrative Committee in connection with the Administrative Committee's conduct relating to the PNC common stock held by the Plan and PNC's restatement of financial results for 2001. Both the Administrative Committee and PNC are cooperating fully with the investigation. The impact of the final disposition of this investigation cannot be assessed at this time.

In June 2003, the Administrative Committee retained Independent Fiduciary Services, Inc. ("IFS") to serve as an independent fiduciary charged with the exclusive authority and responsibility to act on behalf of the Plan in connection with pending securities litigation against PNC and to evaluate any legal rights the Plan might have against any parties relating to PNC's restatement of financial results for 2001. This authority includes representing the Plan's interests in connection with a $90 million restitution fund established by PNC. The Department of Labor has communicated with the Internal Revenue Service in connection with the engagement.

In December 2004, PNC entered into a tentative settlement of consolidated putative class action lawsuits arising out of three 2001 transactions (the "PAGIC transactions") that led to PNC's restatement of its financial results for 2001. In connection with that settlement, the claims of IFS on behalf of the Plan and its participants will be resolved and the class covered by the settlement is being expanded to include participants in and beneficiaries of the Plan. In May 2007, the settlement became final. The Department of Labor is not, however, a party to this settlement and thus the settlement does not necessarily resolve its investigation.

7. PLAN TRANSFERS

Effective September 30, 2006, assets totaling $127 million were transferred from the Plan to the BlackRock Retirement Savings Plan. This amount represented the aggregate account value as of September 29, 2006 in the Plan of the account balances of the employees of the subsidiaries of BlackRock that were previously participating employers in the Plan.

Effective March 13, 2006, approximately $8 million of assets from the Harris Williams & Co. 401(k) Retirement Plan were merged into the Plan. Harris Williams & Co. was acquired by PNC on October 11, 2005 and did not become a participating employer under the Plan until January 1, 2006.

Effective May 13, 2005, PNC completed its acquisition of Riggs National Corporation, and PNC Bank, National Association acquired substantially all of the assets of Riggs Bank, National Association, the principal banking subsidiary of Riggs National Corporation. Approximately $34 million of assets from the Riggs Bank 401(k) Plan were merged into the Plan effective June 13, 2005.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	2006	2005
Net assets available for benefits:		
Investments, at fair value	$ 1,508,235	$ 1,384,651
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	278	397
Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$ 1,508,513	$ 1,385,048

9. SUBSEQUENT EVENTS

Effective March 6, 2007, an amendment to the Plan eliminated the reinvestment of BlackRock common stock dividends for participants holding BlackRock stock within the Plan. The amendment also permits terminated employees who participate in the PNC Pension Plan to elect to rollover their accrued lump sum benefit into the Plan.

Effective May 11, 2007, the Vanguard Institutional Index Fund was converted from Institutional share class to Institutional Plus share class, effectively reducing the fund's management fees from 5.0 basis points to 2.5 basis points.

SUPPLEMENTAL SCHEDULES

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2006
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	The PNC Financial Services Group, Inc. Common Stock Fund	8,233,815 shares	$ 339,869	$ 609,632
*	BlackRock, Inc. Common Stock Fund	51,975 shares	2,859	7,895
	Shares of an Investment Company:			
	American Beacon Funds Small Cap Value Fund	2,419,060 shares	47,598	52,324
	American Funds EuroPacific Growth Fund / R5	1,352,208 shares	54,478	62,959
*	BlackRock Funds Total Return II Fund BR	7,563,966 shares	73,337	71,933
*	BlackRock Funds High Yield Bond Fund BR	1,431,313 shares	11,584	11,651
*	BlackRock Funds Mid-Cap Growth Equity Fund	1,738,156 shares	17,882	19,798
*	BlackRock Funds Small Cap Growth Equity Fund	1,335,062 shares	23,397	27,863
*	BlackRock Liquidity Funds Temp Fund	82,369,178 shares	82,369	82,369
	CRM Mid Cap Value Fund	1,371,301 shares	34,868	40,920
	Dodge & Cox Stock Fund	843,475 shares	105,304	129,440
	Harbor Funds Capital Appreciation Fund	1,033,849 shares	29,012	34,479
	Vanguard Institutional Index Fund	774,318 shares	75,697	100,344
	Other Investments:			
*	The PNC Financial Services Group, Inc. Preferred Series C Stock Fund	20 shares	1	2
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.0% - 9.5% and maturities ranging from 1 to 180 months.	29,402	29,408
	Collective Funds:			
*	ISP Aggressive Profile Fund	6,963,492 shares	85,674	141,378
*	ISP Conservative Profile Fund	762,108 shares	9,272	11,065
*	ISP Moderate Profile Fund	1,768,974 shares	23,320	30,072
*	PNC Investment Contract Fund Z	15,406,790 shares	43,518	44,703
	Total		$ 1,089,441	$ 1,508,235

* Party-in-interest

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2006
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
The PNC Financial Services Group, Inc. Common Stock Fund					
1,239,476 shares	$ 83,819		$ 83,819	$ 83,819	
2,472,812 shares		$ 166,918	$ 152,894	$ 166,918	$ 14,024
PNC Investment Contract Z Fund					
21,802,036 shares	$ 61,566		$ 61,566	$ 61,566	
6,395,245 shares		$ 18,299	$ 17,983	$ 18,299	$ 316
Blackrock Liquidity Temp Fund					
51,368,567 shares	$ 51,369		$ 51,369	$ 51,369	
42,715,263 shares		$ 42,715	$ 42,715	$ 42,715	$ 0
Dodge & Cox Stock Fund					
360,551 shares	$ 53,045		$ 53,045	$ 53,045	
181,799 shares		$ 26,913	$ 24,944	$ 26,913	$ 1,969

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 26, 2007

By: /s/ James S. Gehlke
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	***Description***
23.1	*Consent of Deloitte & Touche LLP filed herewith.*

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25140, 333-03901, 333-65042 and 333-139347 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 20, 2007, appearing in the Annual Report on Form 11-K of The PNC Financial Services Group, Inc. Incentive Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 26 , 2007

END